1847 Holdings LLC

590 Madison Avenue, 21st floor

New York, NY 10022

November 4, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Jonathan Burr

Re:	1847 Holdings LLC
Offering Statement on Form 1-A
File No. 024-11064

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of 1847 Holdings LLC (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Standard Time on Wednesday, November 6, 2019.

We request that we be notified of such qualification by a telephone call to Mary Sheridan at 917-748-9199. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Mary Sheridan via email at mary@bevilacquapllc.com.

Sincerely,

1847 Holdings LLC

By:	/s/ Ellery W. Roberts
Ellery W. Roberts
Chief Executive Officer

cc:	Mary M. Sheridan, Esq.